Mail Stop 6010

August 14, 2008

Jack J. Kogut
Senior Vice President Administration
Northfield Laboratories Inc.
1560 Sherman Avenue
Suite 1000
Evanston, Illinois 60201-4800

>   **Re: Northfield Laboratories Inc.**
>   **Amendment No. 3 to**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 13, 2008**
>   **File No. 0-24050**

Dear Mr. Kogut:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Craig A. Roeder
Christopher Bartoli
Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, Illinois 60601